4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FISCAL 2004 FINANCIAL RESULTS

WINNIPEG, Manitoba – (August 25, 2004) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the fiscal year ended May 31, 2004. All amounts referenced herein are in Canadian dollars unless otherwise noted.

As at May 31, 2004, the Company had cash and cash equivalents totaling $19,954,000 compared to $4,130,000 at the previous year-end. Medicure strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $609,000) through a private placement of 8,997,632 common shares of the Company in June 2003. In addition, the Company received proceeds of $14,578,000 from the exercise of warrants and agents’ compensation units that were to expire on December 20, 2003. The warrants were part of a public offering in December 2001.

For the year ended May 31, 2004, the Company recorded a net loss of $5,989,000 or $0.11 per share, compared to a net loss of $4,194,000 or $0.11 per share for the year ended May 31, 2003. The increased loss was mainly attributable to the Company’s enhanced clinical development program and the growth in business development activity required to support the program.

Research and development expenditures rose to $4,279,000, as compared to $3,118,000 for fiscal 2003, and represented approximately 67% of the Company’s total expenditures in fiscal 2004. Research and development expenditures for fiscal 2004 were higher due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232. The Company initiated patient enrollment of the MEND-CABG study in April 2004. The Company plans to enroll up to 900 patients in the Phase II portion of the study. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is being managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI).

Medicure expects research and development expenditures for fiscal 2005 to be significantly higher than fiscal 2004 with a majority of the increase attributed to the MEND-CABG study of MC-1 and the Phase II MATCHED study involving MC-4232 for treatment of diabetic patients with hypertension.

FISCAL 2004 HIGHLIGHTS

•	In June 2003, the Company launched its clinical development program for its second product, MC-4232, for treatment of diabetic patients with hypertension;

•
Also in June, the Company successfully completed an equity financing by way of private placement of approximately 9 million Common Shares at $0.85 per share, resulting in gross proceeds of $7.6 million;

•	In December 2003, the Company received proceeds of $14.6 million from the exercise of common share purchase warrants pursuant to its Initial Public Offering in 2001;

•	In February 2004, Medicure listed its common shares on the American Stock Exchange under the ticker symbol, MCU;

•
In April, positive preliminary results from the initial Phase II trial on hypertension were announced, with the data supporting the Company proceeding with expansion of its MC-4232 clinical development program;

•	Also in April, patient enrolment commenced in the MEND-CABG Phase II clinical trial;

•
The US Patent and Trademark Office issued five new patents and three Notices of Allowance to Medicure throughout fiscal 2004, protecting the composition of several of the Company’s new chemical entities.

“During fiscal 2004, we generated significant momentum across several key areas of our business as we continued to advance closer towards our goal of introducing a product to the marketplace,” stated Albert D. Friesen, PhD, Medicure President and Chief Executive Officer. “Our drive to position Medicure as a leader in the development and marketing of drugs to address unmet cardiovascular needs is firmly on track and we look forward to fiscal 2005 with much optimism and confidence.”

General and administration expenses totaled $2,115,000 for the year ended May 31, 2004, as compared to $1,284,225 for the prior year. The increased spending in fiscal 2004 as compared to fiscal 2003 was primarily attributable to the internal growth that was required to support the Company's increased business development and investor relations activities, regulatory costs and professional fees. This includes costs associated with listing on the American Stock Exchange during the third quarter of fiscal 2004.

Interest and other income for fiscal 2004 totaled $445,000 as compared to $241,000 for fiscal 2003. Interest income was higher in fiscal 2004 primarily due to a larger average cash and cash equivalents balance. Throughout fiscal 2004 and fiscal 2003, management invested funds in short-term investments.

Summary financial tables are provided below.

FINANCIAL TABLES

The following financial information is derived from the Company’s audited financial statements:

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$19,954,386	$4,130,456
Accounts receivable	278,097	79,544
Research advance	200,000	200,000
Prepaid expenses	910,337	55,048
	21,342,820	4,465,048

Property and equipment	66,202	67,497

Patent costs, net of accumulated amortization of
$ 71,981 (2003 - $54,002)	976,690	763,464

	$22,385,712	$5,296,009

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$817,575	$353,908

Shareholders’ equity:
Capital stock:
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,646,660 common voting shares
(2003 - 38,509,864)	39,731,296	17,502,222
Contributed surplus	491,423	105,375
Deficit accumulated during the development stage	(18,654,582)	(12,665,496)
	21,568,137	4,942,101

	$22,385,712	$5,296,009

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

	2004	2003

Revenue:
Interest and other income	$445,461	$241,281

Expenses:
General and administrative	2,114,875	1,284,225
Research and development	4,278,667	3,117,619
Amortization	41,005	33,125
	6,434,547	4,434,969

Loss for the year	(5,989,086)	(4,193,688)

Deficit accumulated during the development stage,
beginning of year	(12,665,496)	(8,471,808)

Deficit accumulated during the development stage,
end of year	$(18,654,582)	$(12,665,496)

Basic and diluted loss per share	$(0.11)	$(0.11)

Weighted average number of common shares used in
computing basic and diluted loss per share	55,738,716	37,118,889

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on reduction of damage associated with acute coronary syndromes/acute myocardial infarction and cardiovascular interventions such as angioplasty and Coronary Artery Bypass Graft (CABG). Medicure is currently enrolling patients in its MEND-CABG clinical trial, which will evaluate the cardio protective and neuroprotective effects of MC-1 in up to 900 patients undergoing high-risk CABG.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of diabetic patients with hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 57 million North Americans who have hypertension, are not adequately treated.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com